UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 23, 2019

Press Release
Company Name: Z Holdings Corporation Representative: Kentaro Kawabe,
President and Representative Director
(Code number: 4689 First Section, Tokyo Stock Exchange) Inquiries: Ryosuke Sakaue,
Managing Executive Officer and Chief Financial Officer
TEL: 03-6779-4900

Company Name: LINE Corporation Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding Definitive Agreement on Business Integration

Z Holdings Corporation (“ZHD”) (President and Representative Director: Kentaro Kawabe) and LINE Corporation (“LINE”) (President and Representative Director: Takeshi Idezawa) (LINE and ZHD, each a “Company” and collectively the “Companies”) hereby announce that at each of their respective board of directors’ meetings held today, it was resolved that the relevant Company enter into, based upon a spirit of equality, a definitive agreement concerning the business integration of the Companies (such integration the “Business Integration”, and such agreement the “Definitive Integration Agreement”), which sets forth the transactions through which the four relevant parties, consisting of the Companies and their respective parent companies, SoftBank Corp. (“SoftBank”) (CEO and Representative Director: Ken Miyauchi), and NAVER Corporation (“NAVER”) (President and CEO, Han Seong Sook), will effect the Business Integration. Each of the boards of NAVER, ZHD and LINE, as well as of CEO and Representative Director Miyauchi acting in his delegated capacity for the board of directors on behalf of SoftBank, also resolved today that the relevant Company will enter into an agreement between the Companies concerning the governance and management, and other matters of ZHD, which will be the integrated company once the Business Integration takes effect (ZHD in such capacity, the “Integrated Company,” and such agreement, the “Capital Alliance Agreement”). Each of the Definitive Integration Agreement and the Capital Alliance Agreement is a definitive agreement based on the memorandum of understanding concerning the Business Integration that was entered into among SoftBank, NAVER, ZHD and LINE on November 18, 2019 (the “Integration MOU”), the terms of which have been finalized based on extensive meetings and discussions among these parties since their entry into the Integration MOU, and the memorandum of understanding concerning the formation of a capital alliance between the Companies (the “Capital Alliance MOU”) on the same date.

The Business Integration is expected to be implemented by carrying out the following transactions (such transactions collectively the “Transaction”) in accordance with section 3(1) “Exhibit: Transaction Scheme Diagram”.

(i) SoftBank and NAVER or a wholly-owned subsidiary of NAVER incorporated in Japan (collectively with NAVER, the “NAVER Party”) will carry out the joint tender offer (the “Joint Tender Offer”) in Japan and the United States, for the purpose of taking LINE private.

(ii) In the event that the Joint Tender Offer is unsuccessful in acquiring all of the Subject Shares (as defined in the MOU Press Release (as defined below)) of LINE, in order to take LINE private, SoftBank and the NAVER Party intend to effect a minority squeeze-out through a reverse share demerger (the “LINE Squeeze-Out”), paying LINE’s other shareholders consideration of the same amount as the offer price for the Subject Shares under the Joint Tender Offer.

(iii) LINE will launch a tender offer for the purpose of acquiring all of the shares of ZHD (“Subscribed Shares”) owned by Shiodome Z Holdings Co., Ltd. (“Shiodome Z Holdings”) (please refer to section 3(1) (Note 1) below), a consolidated subsidiary of SoftBank (the “ZHD Share Tender Offer”) (please refer to section 3(2) (Note 2) below).

(iv) Prior to settlement of, and in order to secure funds for, the ZHD Share Tender Offer, LINE will issue bonds to SoftBank as the subscriber in a subscription amount equal to the ZHD Share Tender Offer purchase price (the “Bond Issuance”).

(v) After settlement of the ZHD Share Tender Offer, an absorption-type demerger will be carried out to make LINE the successor absorption-type demerger company and Shiodome Z Holdings the absorbed demerger company (the “Merger”). Based on the number of issued and outstanding shares of LINE and ZHD as of September 30, 2019, LINE intends to issue, as consideration for the Merger, 180,882,293 new common shares (please refer to section 3.1 (Note 3) below) and allocate and deliver all of them to SoftBank as the parent company of Shiodome Z Holdings.

(vi) To take effect by the day before the settlement start date of the ZHD Share Tender Offer, SoftBank and the NAVER Party will carry out a partial transfer of LINE shares owned by SoftBank to the NAVER Party that will result in a 50:50 voting rights ratio between SoftBank and the NAVER Party (the “JV Formation”). As a result of the JV Formation, LINE will become a consolidated subsidiary of SoftBank.

(vii) At the same time as when the Merger takes effect, LINE’s wholly-owned subsidiary, LINE Demerger Preparatory Company (the “LINE Successor”) and, by way of an absorption-type demerger (the “Corporate Demerger”), transfer to the LINE Successor its entire business (excluding, however, the rights and obligations of LINE under the contracts entered into by LINE in connection with the ZHD Shares, the Business Integration and the Corporate Demerger).

(viii) After the Corporate Demerger has taken effect, a share exchange (the “Share Exchange”) will be carried out, as a result of which ZHD will become the 100% parent company of the LINE Successor and the LINE Successor will become the wholly-owned subsidiary of ZHD.

(Note)	The ZHD Share Tender Offer will completely exclude shareholders in the United States and will not solicit such U.S. shareholders or extend to their interests, whether direct or indirect.

Please refer to section 3(1) below for more detailed information concerning the specific steps and transactions required to effect the Transaction, to section 3(3) below for more detailed information concerning the Merger, section 3(4) below for more detailed information on the Corporate Demerger, and to section 3(5) for more detailed information concerning the Share Exchange. In addition, regarding other aspects of the Transaction, including the Joint Tender Offer (including explanation of LINE’s position on the Joint Tender Offer) and the ZHD Share Tender Offer (including explanation of ZHD’s position on the ZHD Tender Offer), etc., please refer to the press releases below:

•

“Notice Concerning Entry Into the Final Agreement on the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938)” issued today by SoftBank and NAVER (the “SoftBank/NAVER Definitive Integration Agreement Press Release”).

•	“Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)” issued today by SoftBank and NAVER.

•

“Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER Corporation, the Controlling Shareholder of LINE Corporation” issued by LINE today (the “LINE Position Press Release”).

•

“Notice Concerning the Planned Commencement of the ZHD Share Tender Offer following the Taking Private of LINE Corporation for the Shares of Z Holdings Corporation (Securities Code: 4689) by LINE Corporation” issued in Japanese by LINE today.

•

“Notice Concerning the Position of Z Holdings Corporation on the Planned Commencement of the ZHD Share Tender Offer for ZHD Shares by LINE Corporation (Securities Code: 3938)” issued in Japanese by ZHD today.

In addition, as the Corporate Demerger will be an absorption-type demerger in which LINE is being treated as the company being split, with the LINE Successor, the wholly-owned subsidiary of LINE, being treated as the successor company, certain of the terms and conditions with respect to the Corporate Demerger are not being disclosed at this time.

1.	Purpose of the Business Integration

(1)	Background

The social and industrial circumstances that surround us are experiencing drastic changes on a daily basis and on a global scale. In particular, in the Internet market, foreign companies, particularly those in the United States and China, overwhelmingly dominate the industry. The reality is that when comparing the sizes of companies in this industry, there is a great disparity when American and Chinese companies are compared with companies in Japan and other Asian countries, other than China.

In addition, Japan is in the midst of having to address demand for productivity increases in the face of a decreasing labor population and the need for a more rapid response to emergencies such as natural disasters. There are potentially great possibilities for utilizing artificial intelligence (“AI”) and other technology in these areas.

Taking these circumstances into account, ZHD’s group of companies (ZHD, its 79 subsidiaries and 26 affiliated companies (as of September 30, 2019), hereafter the “ZHD Group”), with 67.43 million average monthly users and 140 million total active monthly users for all ZHD Group apps, as well as substantial assets (total consolidated assets of 2,795,895 million yen) and LINE’s group of companies (LINE, its 64 subsidiaries and 68 affiliated companies, hereafter the “LINE Group”) which boasts a customer base of 82 million active monthly users in Japan and 104 million active monthly users outside of Japan, as well as a rich product lineup of services, have rolled out a variety of services in Japan to their loyal user bases. They will, by consolidating their operating resources through the Business Integration, strengthening their respective business areas, and making business investments for growth in other new market sectors, provide more convenient user experiences to Japanese users and bring progress to Japanese society and industry. They will then deploy this innovative model throughout Asia and the world, with the aim of becoming a leading company that leads the world from Japan and Asia.

With the above context as relevant background, ZHD and LINE, together with their respective parent companies SoftBank and NAVER, started to engage in discussions to consider potential business possibilities, including forming a capital alliance, in mid-June 2019. Thereafter in early August of the same year, the four companies began in earnest to engage in broad-ranging discussions and meetings to understand all of their available options, focusing on the feasibility of the Business Integration and the methods for its achievement, while fully bearing in mind potential restrictions, etc., under applicable foreign and domestic laws and regulations. In the course of these discussions, from mid- to late August, initial analyses were undertaken jointly by SoftBank and NAVER, focusing on the feasibility of, as a way of effecting the Business Integration, a series of transactions including making a tender offer for the shares of LINE, carrying out the Corporate Demerger, and completing the Share Exchange. Further, in early September 2019, the parties came to an understanding with regard to the significance of this transaction and decided to carry out further inquiries, including relevant due diligence.

Based on such activities, between late September and early November 2019, while continuing to have meetings to discuss the objectives of the Business Integration including potential synergies, etc., SoftBank, NAVER and ZHD were engaged in conducting due diligence on LINE, and NAVER and LINE were engaged in conducting due diligence on ZHD. Once this process was satisfactorily concluded, the four companies, having reached a mutual understanding on the fundamental outline of the Business Integration, entered into the Integration MOU and the Capital Alliance MOU, as described in the “Announcement Regarding Capital Alliance MOU on Business Integration” issued by ZHD and LINE on the same day (the “MOU Press Release”). Furthermore, on the same date, SoftBank and NAVER delivered to LINE an LOI concerning the Joint Tender Offer relating to the Transaction.

After execution of the Integration MOU and the Capital Alliance MOU, SoftBank, ZHD, NAVER and LINE have been carrying out their review with respect to detailed terms and conditions of the Transaction, the steps and methods required for it, the governance of the Integrated Company, and other matters for the purpose of preparing to enter into the definitive agreements. As set out in the methods described in section 3(1) below, the four companies reached final agreement regarding the Business Integration, and as between ZHD and LINE, regarding the governance of the Integrated Company, and on that basis were able to enter into the Definitive Integration Agreement and Capital Alliance Agreement today.

(2)	Outline of the Business Integration Plan

Under the planned Business Integration, the LINE Group and the ZHD Group will, as the “Integrated Company Group” (i.e., ZHD as the Integrated Company, the LINE Group and the ZHD Group companies excluding ZHD), consolidate their respective operating resources and, after the Business Integration, the companies of the Integrated Company Group will pursue synergies in existing business areas, as well as make business investments targeting growth in new business areas such as AI, commerce, Fintech, advertising and O2O, and others. With such advances, the Integrated Company Group hopes to take a great leap forward and become a corporate group capable of facing and prevailing against the fierce competition in Japan and the global market, and it is with this mindset that the Companies are undertaking the Business Integration in the spirit of equal partnership.

(3)	Vision and Management Philosophy of the Integrated Company

By means of the Business Integration, the Integrated Company Group will consolidate their operating resources, and combine the vision and management philosophy expressed by the ZHD Group’s slogan “Make our users’ lives convenient to a surprising (!) extent” and the corporate mission statement of the LINE Group “WOW,” and through the use of AI and Internet technologies, create and provide a richer and more convenient life for the customers of the Integrated Company Group.

By first bringing progress to Japanese society and industry by providing the best domestic user experience for its customers, and then expanding to Asia and then to the rest of the world, the Integrated Company Group aims to become “The AI tech company that leads the world from Japan and Asia.”

2.	Basic Strategy and Integration Benefits of the Integrated Company Group

(1)	Basic Strategy of the Integrated Company Group

The Integrated Company Group will bring together the strengths of the ZHD Group and the LINE Group, and by consolidating their operating resources will continue to produce services reflecting the vision and management philosophy expressed by the slogans “!” and “WOW” of the respective Companies. Competition continues to intensify among global Internet companies, especially those in the United States and China that possess high name recognition, financial strength and technology, and startup companies are continuously and aggressively challenging themselves to create new ways of providing value. In taking on such competition, the Integrated Company Group will exhaustively focus on the concerns and needs of its customers to provide user services that they can enjoy safely and securely.

As part of this strategy, the Companies will mutually supplement their most important core services, which are those that bring the Companies into direct contact with their users, such as media, SNS, messaging and payments, and through providing these services the Companies aim to very quickly establish the Integrated Company Group as the Japanese domestic market leader for the most important core services.

In addition, by being able to cross-access the customer base of the ZHD Group (primarily that of ZHD and its wholly-owned subsidiary, Yahoo Japan Corporation (“YJ”) (67.43 million average monthly users and 140 million accumulated active monthly users for all ZHD Group apps), and LINE’s customer base (82 million active monthly users in Japan, 104 million active monthly users outside of Japan), the Integrated Company Group will be able to seamlessly interconnect the existing services of the Companies, and plans to maximize the combined user base through mutual referral of existing customers of the Companies.

Furthermore, by developing new services that take advantage of the technical capabilities and know-how of both Companies to fully maximize and expand their strong existing services, the Integrated Company hopes to make the lives of the Integrated Company Group’s customers even more convenient.

Through these means the Integrated Company will aim to become, within a short period of time, “The AI tech company that leads the world from Japan and Asia.”

(2)	Integration Synergies

Based on the above basic strategy, the Business Integration will generate integration synergies primarily focused around the areas discussed below, and the Integrated Company will aim to become the AI tech company that leads the world from Japan and Asia.

This Business Integration is the first instance of its kind in which a leading communication service and a leading media service will be integrated, and the Companies expect that the media value of the Integrated Company Group’s business will significantly improve. In addition, the Companies anticipate that the result will have positive ripple effects on the following synergies.

(i)	Marketing business synergies

By utilizing the “multi-big data” of both the ZHD Group and the LINE Group, the Companies believe that all companies engaged in marketing activities in Japan will be able to conduct their marketing activities more productively, making it possible to improve sales as a result of increased ad unit prices and cross-selling of the Integrated Company Group’s advertising products. In addition, by exploiting the Integrated Company Group’s complementary product lineups together with development of the O2O/OMO field as a new area for advertising, the Companies expect expanded integrated marketing solutions that will have a synergistic effect for the Integrated Company Group and its users.

(ii)	Synergies in attracting customers

By connecting LINE’s communication platform, which has a domestic user base of 82 million people, with the e-commerce service sites of the ZHD Group (Yahoo Shopping, PayPay Mall, PayPay Flea Market, YAHUOKU!, ZOZOTOWN, Yahoo Travel, Ikyu.com, etc.), the expectation is that there will be increased customer traffic for all of the services of the ZHD Group as part of the Integrated Company Group, first and foremost for its e-commerce services. LINE has a broad user demographic including people who rarely or never use e-commerce services, and the expectation is that synergies in this area can be developed at an early stage by applying the know-how for accelerating customer referrals that were obtained through past collaboration between SoftBank and Ikyu.com. In addition, it is anticipated that the number of users and their retention rates will increase for the Integrated Company Group because it will be able to reach LINE users through their official LINE accounts, which provide direct access to those users.

(iii)	Synergies with Fintech business

By collaborating in the payments and financial businesses that each of ZHD and LINE are already actively promoting, and making further improvements in terms of increasing the user base and increasing and sharing the number of retail outlets compatible with the payment and financial services, greater convenience for both users and retail outlets can be expected. In addition, the Companies believe it will be possible for the Integrated Company Group to strengthen their existing Fintech businesses by utilizing the existing strong customer base of their payments businesses, as well as from taking advantage of cost reductions from operational efficiencies resulting from shared business activities.

(iv)	Synergies in new business / system development

By increasing the engineering resources and sharing the Companies’ know-how regarding system development, the Companies expect it will be possible for the Integrated Company Group to create more attractive services for its customers. Although acceleration of development in various fields is expected, the Companies have been focusing their resources on the development of AI infrastructure in particular, and the Integrated Company Group intends to further strengthen and accelerate AI infrastructure development that will support all of the Integrated Company Group’s services. In addition to the above, the Companies plan to continue to study opportunities for additional areas of collaboration between the Companies’ existing resources to create more business synergies for the Integrated Company Group, including further discussions on how to make more productive use of their complementary services, high-quality customer bases and excellent relationships with business partners.

It should be noted that formulation of the business plan, etc., of the Integrated Company is expected to be taken into further consideration after the Business Integration has been completed.

3.	Summary of Business Integration

(1)	Method of Business Integration

As set out in the Definitive Integration Agreement, the four parties consisting of ZHD and LINE, together with SoftBank and NAVER, are in agreement with respect to the manner in which the Business Integration will be carried out, which is as follows. Please refer to “Exhibit: Transaction Scheme Diagram” regarding the Business Integration method.

(i) SoftBank and the NAVER Party will conduct the Joint Tender Offer with the intent to take LINE private.

(ii) In the event that the Joint Tender Offer is conducted but is not successful in acquiring all of the Subject Shares, in order to have SoftBank and the NAVER Party become the sole shareholders of LINE and take LINE private, SoftBank and the NAVER Party intend to effect the LINE Squeeze-Out, paying LINE’s shareholders consideration in the same amount for their Subject Shares as the offer price under the Joint Tender Offer.

(iii) LINE will conduct the ZHD Share Tender Offer to acquire all of the Subscribed Shares held by Shiodome Z Holdings (Notes 1 and 2).

(iv) Prior to settlement of, and in order to secure funds for, the ZHD Share Tender Offer, LINE will carry out the Bond Issuance.

(v) After settlement of the ZHD Share Tender Offer, the Merger to make Shiodome Z Holdings the absorbed demerger company and LINE the successor absorption-type demerger company will take place, whereby LINE will issue 180,882,293 new common shares (Note 3) as Merger consideration, based on the total issued shares (excluding treasury shares) of LINE and ZHD, respectively, as of September 30, 2019, and allot and deliver all of those newly issued shares to SoftBank, the parent company of Shiodome Z Holdings.

(vi) The JV Formation will be carried out by the day before the settlement start date of the ZHD Share Tender Offer, and, immediately as of the effectiveness of the Merger, will result in a 50:50 voting rights ratio for the NAVER Party and SoftBank, and in LINE becoming a consolidated subsidiary of SoftBank.

(vii) The Corporate Demerger will become effective at the same time as the Merger, with the result being that the LINE Successor will assume all rights and obligations held by LINE in relation to its business (excluding the contractual status under the agreements executed by LINE in relation to the Business Integration and the ZHD Shares, and the rights and obligations set out in agreements relating to the absorption-type demerger).

(viii) The Share Exchange, by which ZHD will become the wholly-owning parent company, of the LINE Successor and the LINE Successor will become the wholly-owned subsidiary company of ZHD, will be carried out after the Corporate Demerger has taken effect.

The Business Integration is conditioned on all permits, licenses, and approvals, etc. required under all applicable laws and regulations of the relevant countries, including applicable competition laws and foreign exchange laws, being obtained, and the conditions precedent stipulated in the Definitive Integration Agreement being satisfied.

(Note 1)

As described in the “Announcement of Transfer of Shares of ZHD through Secondary Distribution to Shiodome Z Holdings Co., Ltd” published by SoftBank on November 18, 2019, SoftBank, as part of the Business Integration, transferred all of the ZHD shares it owned to Shiodome Z Holdings, its consolidated subsidiary, effective as of December 18, 2019.

(Note 2)

The ZHD Share Tender Offer is expected to be launched nine months from now, for the purpose of transferring the Subscribed Shares held by Shiodome Z Holdings to LINE, and will be carried out as agreed between NAVER and SoftBank. If there are changes in circumstances at the time the ZHD Share Tender Offer starts, the method or terms with respect to the transfer of the Subscribed Shares from Shiodome Z Holdings to LINE may be changed, within the scope permitted by law or regulation. Also, the ZHD Share Tender Offer will completely exclude shareholders in the United States and will not solicit such U.S. shareholders or extend to their interests, whether direct or indirect.

(Note 3)

However, according to the SoftBank/NAVER Definitive Integration Agreement Press Release, SoftBank and NAVER may adjust the structure pursuant to a separate agreement if, as a result of the LINE Squeeze-Out process or on other reasonable grounds, it is determined that such an adjustment is appropriate.

(2)	Business Integration – Schedule

Date of executing the Integration MOU	November 18, 2019

Date of executing the Capital Alliance MOU	November 18, 2019

Definitive Integration Agreement (executed today)	December 23, 2019

Capital Alliance Agreement (executed today)	December 23, 2019

Execution of agreement for the absorption-type demerger for the Corporate Demerger (target)	January 2020

Execution of agreement for the Share Exchange (target)	January 2020

General meeting of shareholders for approval of the Share Exchange agreement (target) (Note 1)	March 2020

Commencement of the Joint Tender Offer (target)	May ~ June 2020

Commencement of the ZHD Share Tender Offer (target)	September 2020

General meeting of shareholders for approval of the absorption-type demerger agreement for the Merger (target) (Notes 1 and 2)	September 2020

General meeting of shareholders for approval of the Corporate Demerger agreement (target) (Notes 1 and 2)	September 2020

Effective date of Merger (target)	October 2020

Effective date for Corporate Demerger (target)	October 2020

Effective date for Share Exchange (target)	October 2020

(Note 1)

The “general meeting of shareholders for approval of the Share Exchange agreement” (target) is a general meeting of the shareholders of ZHD, and the “general meeting of shareholders for approval of the absorption-type demerger agreement” (target) are of each of the shareholders of ZHD and LINE, and the “general meeting of shareholders for approval of the Corporate Demerger agreement” (target) is a general meeting of the shareholders of LINE.

(Note 2)

LINE’s general meeting of shareholders for approval of the absorption-type demerger agreement (target) and general meeting of shareholders for approval of the Corporate Demerger agreement are each planned to be held after the LINE Squeeze-Out is completed and SoftBank and NAVER have become the only remaining shareholders of LINE.

(3)	Merger

(i)	Method of Merger

An absorption-type demerger in which Shiodome Z Holdings will be the absorbed demerger company and LINE will be the successor absorption-type demerger company.

(ii)	Details of the allotment in the Merger

As consideration for the Merger, LINE will issue 180,882,293 new common shares (Note below) and allocate and deliver all of them to SoftBank as the parent company of Shiodome Z Holdings.

(Note )

However, SoftBank and NAVER may adjust the structure pursuant to a separate agreement if, as a result of the LINE Squeeze-Out process or on other reasonable grounds, it is determined that such an adjustment is appropriate.

(iii)	Treatment of share acquisition rights and bonds with share acquisition rights in connection with the Merger

ZHD has not issued share acquisition rights or bonds with share acquisition rights.

(4)	Corporate Demerger

(i)	Method of Corporate Demerger

An absorption-type demerger in which LINE is treated as the company being split, with the LINE Successor being treated as the successor company, shall be implemented.

(ii)	Details of the allotment in the Corporate Demerger

There will be no delivery of shares or other assets to LINE in connection with the Corporate Demerger.

(iii)	Treatment of share acquisition rights and bonds with share acquisition rights in connection with the Corporate Demerger

While LINE has issued share acquisition rights and bonds with share acquisition rights, there will be no change to how they are treated in relation to the Corporate Demerger.

(iv)	Increases or decreases in capital in connection with the Corporate Demerger

There will be no change in capital in connection with the Corporate Demerger.

(v)	Rights and obligations to be assumed by the LINE Successor

The LINE Successor will assume all rights and obligations held by LINE in relation to its business (excluding the ZHD shares, the contractual status under the agreements executed by LINE in relation to the Business Integration, and the rights and obligations set out in the absorption-type demerger agreement).

Note that the LINE Successor will assume such obligations without recourse to LINE.

(vi)	Expected performance of obligations

The parties have determined that the obligations of LINE Successor prior to and following the Corporate Demerger are expected to be fulfilled.

(5)	Share Exchange

(i)	Share exchange method

A Share Exchange by which ZHD will become the wholly-owning parent company, and the LINE Successor becoming the wholly-owned subsidiary company, will be implemented.

(ii)	Details of allocation under the Share Exchange

A)	Exchange ratio (allocation ratio of ZHD shares to be exchanged per share of the LINE Successor)

	ZHD (Wholly-owning Parent Company in Share Exchange)	LINE Successor (Wholly-owned Subsidiary in Share Exchange)
Exchange ratio	1	11.75

(Note 1)

The allocation ratio is calculated on the assumption that the number of outstanding shares of the LINE Successor (excluding treasury shares), which will be issued immediately prior to the Share Exchange, will be equal to the number of issued and outstanding LINE shares (excluding treasury shares) as of September 30, 2019 (240,960,343 shares).

(Note 2)

If the allocation ratio set forth above is followed, the number of ZHD shares that will be delivered via the Share Transfer is expected to be 2,831,284,030 shares. For LINE, which is the 100% parent company of the LINE Successor, this would result in the allocation of 11.75 ZHD shares being delivered for each share of the LINE Successor.

(Note 3)	There have been no substantive changes to the calculation basis for the share exchange ratio of the Share Exchange or other related terms that are set out in the MOU Press Release.

(iii)	Treatment of share acquisition rights and bonds with share acquisition rights in association with the Share Exchange

The LINE Successor does not plan to issue share acquisition rights or bonds with share acquisition rights before the Share Exchange takes effect.

(6)	Prospects and Reasons for Delisting

The ZHD shares to be allocated to LINE via the Share Exchange are listed on the First Section of the Tokyo Stock Exchange, and can be traded in the market even after the Share Exchange.

However, the LINE shares, depending on the results of the Joint Tender Offer, may be delisted pursuant to the prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange, as SoftBank and NAVER have placed no upper limit on the LINE Shares to be purchased pursuant to the Joint Tender Offer. Even if such delisting standards do not apply at the time of the completion of the Joint Tender Offer, SoftBank and NAVER expect that in the event that the LINE Squeeze-Out is conducted, that such delisting standards will apply, and that the LINE shares will be delisted pursuant to the prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange.

(7)	Measures to Ensure Fairness

(i)	Measures taken by ZHD to ensure fairness

As set out in section 6(1) below, ZHD has determined that the Transaction constitutes a transaction with controlling shareholders as set forth in the Tokyo Stock Exchange’s securities listing regulations. On that basis, ZHD took the following measures to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

A)	Valuation by external third-party valuation institution

ZHD retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) as its financial advisor and third-party valuation institution independent from SoftBank, NAVER, ZHD and LINE and obtained a valuation report regarding the share exchange ratio for the Share Exchange on November 15, 2019. Please refer to section 3(4)(iv)B)(a) of the MOU Press Release for a summary of the valuation report. In addition, ZHD obtained a fairness opinion on November 15, 2019 from Mitsubishi UFJ Morgan Stanley as its financial advisor and third-party valuation institution to the effect that the share exchange ratio applicable to the Share Exchange was fair, from a financial point of view, to the common shareholders of ZHD excluding LINE at the time of the Share Exchange. Further, as set out in section (8)(i) below, the special committee established by ZHD retained Takao Nakata, a certified public accountant (“CPA”), as its financial advisor independent from SoftBank, NAVER, ZHD and LINE, and obtained his advice from a financial perspective.

B)	Advice from independent law firms

ZHD retained Mori Hamada & Matsumoto and Latham & Watkins as its external legal advisors, and obtained legal advice regarding various procedures for the Business Integration and the related decision-making methods and processes of ZHD. In addition, as set out in section (7)(i) below, the special committee established by ZHD retained Takai & Partners as its legal advisor independent from SoftBank, NAVER, ZHD and LINE, and obtained their advice from a legal perspective.

(ii)	Measures taken by LINE to ensure fairness

As set out in 1(1) of the MOU Press Release, ZHD and LINE extensively discussed and considered a number of options as to the viability of the Business Integration and the means to carry it out with their respective parent companies, SoftBank and NAVER, taking into account matters such as restrictions under applicable laws and regulations of Japan and other jurisdictions. As a result, the four parties formed a basic shared understanding, focusing on the methods set out in (1) of this section, including with respect to taking LINE private, and executed the Integration MOU and the Capital Alliance MOU on November 18, 2019. In the course of such discussions and reviewing relevant information, LINE determined that there was a structural conflict of interest between NAVER and LINE’s minority shareholders in carrying out the Business Integration, and therefore LINE took the following measures to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

A)	Valuation by external third-party valuation institution

LINE retained JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as its financial advisor and third-party valuation institution independent from SoftBank, NAVER, ZHD and LINE to ensure the fairness and appropriateness of the Business Integration, and obtained a valuation report from J.P. Morgan concerning the share exchange ratio applicable to the Share Exchange. Please refer to section 3(4)(iv) B)(b) of the MOU Press Release for a summary of the valuation report from J.P. Morgan. While LINE did not obtain a fairness opinion from J.P. Morgan regarding the appropriateness or fairness of the share exchange ratio applicable to the Share Exchange from a financial perspective, LINE did obtain from J.P. Morgan a fairness opinion stating that the Tender Offer Price in the Tender Offer is fair, from a financial perspective, to the common shareholders of LINE subject to certain conditions. Please refer to the LINE Position Press Release for details.

B)	Advice from outside counsel

LINE retained Anderson Mori & Tomotsune in July 2019 and Shearman & Sterling in August 2019 as legal advisors independent of SoftBank, NAVER, ZHD and LINE, and obtained legal advice from these law firms on various procedures with respect to the Business Integration and LINE’s decision-making methods and processes.

Given that the four parties, consisting of ZHD and LINE, together with SoftBank and NAVER, agreed in the Integration MOU that the Business Integration would involve transactions including the Joint Tender Offer and the LINE Squeeze-out, LINE determined that if the Joint Tender Offer and the LINE Squeeze-out are carried out, the Joint Tender Offer and the LINE Squeeze-out will in the future constitute a transaction with controlling shareholders prescribed in the securities listing regulations of the Tokyo Stock Exchange, and therefore took measures to ensure the appropriateness of the transaction terms and the fairness of the Business Integration procedures. Please refer to the LINE Position Press Release for details on the measures taken by LINE.

(8)	Measures Taken to Avoid Conflict of Interest

(i)	Measures taken to avoid conflict of interest for ZHD

As set out in section 6(1) below, ZHD has determined that the Transaction constitutes a transaction with controlling shareholders, as set forth in the Tokyo Stock Exchange’s securities listing regulations. On that basis, ZHD took the following measures to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

A)      Establishment of a special committee

In order to prevent the Business Integration taking place under conditions adverse to the interests of the ZHD minority shareholders, on October 7, 2019, ZHD established a special committee (the “ZHD Special Committee”), consisting of Shingo Yoshii, Hiromi Onitsuka and Yoshio Usumi, three individuals serving as outside directors of ZHD who have no interests in SoftBank, NAVER, ZHD or LINE, who are considered to have expertise and qualifications to consider the Business Integration, and about whose status as independent directors of ZHD notice has been sent to the Tokyo Stock Exchange. The ZHD Special Committee was given authority with respect to the Business Integration to consider (i) the validity of the purpose of the Transaction, (ii) the appropriateness of the Transaction procedures and (iii) the appropriateness of the Transaction conditions, and whether, based on these considerations, the decision to carry out the Transaction was adverse to the interests of ZHD’s minority shareholders (i.e., shareholders of ZHD other than SoftBank Group Corp., SoftBank and their subsidiaries), and granted it the authority to collect all necessary information to consider and come to a decision about these issues, to directly appoint financial and legal advisors and approve financial and legal advisors appointed by ZHD, and to review the degree to which measures should be established to ensure the fairness of the Business Integration and provide comments and recommendations as necessary, and participate in negotiations among the relevant parties as necessary.

In addition to holding 10 meetings between October 7, 2019 and November 18, 2019, when the Integration MOU and the Capital Alliance MOU were executed, the ZHD Special Committee also collected information outside of these meetings by e-mail, etc., and consulted with advisors from time to time as necessary to diligently carry out their above-referenced advisory duties. (More specifically, Takai & Partners was appointed as a legal advisor to the ZHD Special Committee that is independent of SoftBank, NAVER, ZHD and LINE, and Takao Nakata, a CPA, was appointed as a financial advisor to the ZHD Special Committee who is independent of SoftBank, NAVER, ZHD and LINE.) Furthermore, explanations were received in a timely manner on the purpose of the Business Integration, anticipated synergies, the scheme for the Transaction, the Integrated Company’s governance, the formulation process and details of ZHD’s business plans and details of LINE’s business plans and analysis that formed the basis for the share exchange ratio calculation, as well as the history of negotiation and decision processes related to the terms and conditions of the Business Integration, including the share exchange ratio, and a Q&A process was conducted. Also, timely explanations were received from Mori Hamada & Matsumoto, ZHD’s legal advisor, on the Integrated Company’s governance and status of negotiations for the Business Integration, etc., and also from Mitsubishi UFJ Morgan Stanley, ZHD’s financial advisor and third-party valuation institution for the scheme for the Transaction, as to the calculation of the ratio, on the status of negotiations for the Business Integration and the methods and results of the valuation of the share exchange ratio, and a Q&A process is being conducted in the ongoing process of checking the validity of these analyses. In addition, based on the advice of the ZHD Special Committee’s financial advisor Mr. Takao Nakata, a CPA, and its legal advisor Takai & Partners, the ZHD Special Committee is providing directions and recommendations to ZHD with respect to various negotiation policies with respect to the share exchange ratio relating to the Share Exchange, etc., and they are involved in the negotiation process with respect to the share exchange ratio issue and other conditions of the Business Integration. Based on this process and review and consideration of the explanations, valuation results and other materials that were provided for review, the ZHD Special Committee submitted an opinion on November 18, 2019 (the “November 18 ZHD Special Committee Opinion”) to the ZHD board of directors as discussed below.

(a)	Appropriateness of the purpose of the Transaction

The ZHD Special Committee received from ZHD explanations regarding the purpose of the Transaction and the anticipated synergies, etc., engaged in Q&As regarding the feasibility of achieving such synergies and reviewed evidence in support, and after evaluating the purpose of the Transaction and synergies and studying their feasibility, reached the conclusion that taken as a whole, the Transaction is appropriate. In addition, even with respect to the operating structure and autonomy of ZHD, the ZHD Special Committee was able to be involved in the negotiations for the Capital Alliance MOU by proactively providing its views in preparations for discussions, etc., and determined that the terms of the Capital Alliance MOU would not have a materially adverse impact on the autonomy of ZHD, and any impact in that regard seemed proportional to promoting the purpose of the Transaction. Based on the foregoing, the rationale for the purpose of the Transaction has been confirmed as being reasonable, and the Transaction appropriate in light of achieving this purpose. The ZHD Special Committee concluded that the Transaction is for a legitimate purpose and that it should contribute to increasing the business value of ZHD.

(b)	Appropriateness of the procedures for the Transaction

The ZHD Special Committee recommended that in passing resolutions relating to the Transaction and in negotiations with SoftBank, NAVER and LINE, etc., officers and directors that were seen as potentially being motivated to prioritize the interests of SoftBank, NAVER or LINE should not be involved, and the ZHD Special Committee was able to observe the methods that were used to carry out negotiations, and had an opportunity to receive reports and provide their opinions during the process. This allowed the ZHD Special Committee to ensure that they had a meaningful role in confirming that the negotiations regarding the Transaction were being appropriately conducted, and to ensure that the negotiations were taking place on an arms’ length basis among independent actors. ZHD, SoftBank, NAVER and LINE, in setting the methods of such negotiations, consulted with outside legal advisors and financial advisors and obtained objective information and advice, which allowed them to establish measures to ensure that there would be no arbitrary decisions being made. The ZHD Special Committee confirmed that the procedures for the Transaction were appropriate and satisfactorily took into consideration the interests of the minority shareholders.

(c)	Fairness of the Transaction Terms

The ZHD Special Committee reviewed ZHD’s management of the preparation of its business plan, which is the foundation for the Share Exchange valuations, as well as its content, received information from ZHD regarding its review and assessment regarding the business plan prepared by LINE, and was given an opportunity to engage in a Q&A process with ZHD. The ZHD Special Committee thereby concluded that taken as a whole, there was nothing particularly noteworthy that would give rise to any concern with respect to the reasonableness of the terms of the Transaction. In addition, Mitsubishi UFJ Morgan Stanley, ZHD’s financial advisor and third party valuation institution, explained to the ZHD Special Committee its methodology for calculation of the share exchange ratio and the results thereof. The ZHD Special Committee reviewed the methodology and results of Mitsubishi UFJ Morgan Stanley’s valuation with the advice of Takao Nakata, the financial advisor independently appointed by the ZHD Special Committee, and concluded that no particular points that stood out as concerns. Furthermore, with respect to negotiations among the parties concerning the share exchange ratio, the ZHD Special Committee confirmed the negotiating methods, received reports and gave opinions as necessary, and ensured that they played a meaningful role in the negotiation process. Based on such considerations, after careful deliberation, they concluded that the relevant Transaction terms (i.e. the Share Exchange pursuant to the Integration MOU) are fair.

(d)	Whether the Transaction is unfair to minority shareholders

The ZHD Special Committee confirmed that as set forth in items (a) through (c) of the foregoing, the Transaction is for a legitimate business purpose and can be seen as likely to increase the corporate value of ZHD, the processes in place for the Transaction are appropriate, and the terms of the Transaction are fair. Therefore it concluded that there is nothing that is unfair to minority shareholders concerning the Transaction.

After the Integration MOU and the Capital Alliance MOU were executed on November 18, 2019, the ZHD Special Committee held three meetings from that date to December 23, 2019 (for a total of 13 meetings) and also collected information outside of these meetings by e-mail, and other means, held consultations from time to time, and conducted careful studies with respect to the above terms. The ZHD Special Committee received explanations from ZHD, ZHD’s legal advisor, Mori Hamada & Matsumoto, and ZHD’s financial advisor and third-party valuation institution, Mitsubishi UFJ Morgan Stanley, with respect to the status of negotiations on the Definitive Integration Agreement, the Capital Alliance Agreement and other matters relating to the Transaction, had question-and-answer sessions, and examined the reasonableness of such matters. Further, based on advice from its financial advisor, Takao Nakata, a CPA, and its legal advisor, Takai & Partners, the ZHD Special Committee provided instructions and advice to ZHD as to various negotiation strategies and was otherwise involved in the negotiation process with respect to the terms of the Transaction. Given this background and based on those explanations and other materials it examined, the ZHD Special Committee submitted an opinion on December 23, 2019 (the “December 23 ZHD Special Committee Opinion”) to the ZHD board of directors as discussed below.

(a)	Appropriateness of the purpose of the Transaction

The ZHD Special Committee, based on hearings with ZHD, review of the draft Definitive Integration Agreement, and other means confirmed that during the period between issuance of the November 18 ZHD Special Committee Opinion and the submission of the December 23 ZHD Special Committee Opinion, there were no substantive changes to the purpose of the Transaction, the Transaction scheme, or the operating structure and autonomy of ZHD, etc. Furthermore, they received an explanation confirming that as part of the Transaction scheme, carrying out the ZHD Share Tender Offer will be the method by which the Transfer (as defined in the MOU Press Release) will occur, as well as the Bond Issuance and the Merger, which have no impact on the conclusions previously drawn by the ZHD Special Committee. The ZHD Special Committee concluded, in support of its November 18 ZHD Special Committee Opinion, that the Transaction is appropriate to carry out the purpose and that it should contribute to increasing the business value of ZHD.

(b)	Appropriateness of the procedures for the Transaction

The ZHD Special Committee, based on hearings with ZHD and review of the draft Definitive Integration Agreement, etc. confirmed that during the period between issuance of the November 18 ZHD Special Committee Opinion and the submission of the December 23 ZHD Special Committee Opinion, there were no changes with respect to the internal decision-making of ZHD, the negotiation processes or the activities of its outside advisors, etc. The ZHD Special Committee concluded, based on review of the internal decision-making of ZHD and the negotiation processes during this period, the appropriateness of the procedures for the Transaction was maintained and satisfactorily took into consideration the interests of the shareholders, including minority shareholders.

(c)	Fairness of the Transaction Terms

The ZHD Special Committee, during the period between issuance of the November 18 ZHD Special Committee Opinion and the submission of the December 23 ZHD Special Committee Opinion, held hearings with, and received confirmation from, ZHD and Mitsubishi UFJ Morgan Stanley regarding whether or not there had been any material changes to the methodology and results on which the share valuation and the share exchange ratio are based. Mitsubishi UFJ Morgan Stanley provided an explanation, including on this point, that considering the due diligence conducted by Mitsubishi UFJ Morgan Stanley and the terms contained in the Definitive Integration Agreement, there was no material change regarding the indicative share price analysis used by Mitsubishi UFJ Morgan Stanley to produce the share valuation on November 15, 2019. The ZHD Special Committee, based on advice received from its financial advisor, Takao Nakata, a CPA, concluded that maintaining the share exchange ratio agreed in the Integration MOU was reasonable.

Furthermore, because it is expected there will be a long period between the submission of the December 23 ZHD Special Committee Opinion and the completion of the Transaction, the ZHD Special Committee conducted an inquiry into what would happen if a material change to the financial circumstances, etc., occurred during this period. The ZHD Special Committee determined that under the Definitive Integration Agreement, even if there is a material diminution of the ZHD or LINE share price that is based on the valuation using the share exchange ratio, appropriate mechanisms to protect the interests of minority shareholders were in place. Including on these points, Mori Hamada provided explanations on key points with respect to the terms and negotiation regarding the Definitive Integration Agreement and the Capital Alliance Agreement at appropriate times, and the ZHD Special Committee provided their views as necessary. Further, based on advice from its legal advisor, Takai & Partners, the ZHD Special Committee concluded that the terms of the Definitive Integration Agreement and the Capital Alliance Agreement are reasonable. Based on the foregoing, the ZHD Special Committee concluded, in support of its November 18 ZHD Special Committee Opinion, that the terms of the Definitive Integration Agreement and the Capital Alliance Agreement are reasonable, etc., and the relevant Transaction terms are fair.

(d)	Whether the Transaction is unfair to minority shareholders

The ZHD Special Committee confirmed that as set forth in items (a) through (c) of the foregoing, the Transaction is for an legitimate business purpose and can be seen as likely to increase the corporate value of ZHD, the internal decision-making of ZHD and the negotiation processes in place for the Transaction are appropriate, and the terms of the Transaction are fair. Therefore it concluded that there is nothing that is unfair to minority shareholders concerning the Transaction.*

Further, the ZHD Special Committee, with respect to the ZHD board’s resolution that ZHD’s position is to support the ZHD Share Tender Offer while, as to whether all of the ZHD shareholders should participate in the ZHD Share Tender Offer, ZHD maintains a position of neutrality, and will defer to the judgement of the shareholders, concluded that, for the reasons set out below, there is nothing that can be said to be unfair to minority shareholders concerning the Transaction.*

The ZHD Share Tender Offer is a part of the Transaction, and is required to effect the Transaction. As set out in item (a) above, given that the appropriateness of the purpose of the Transaction has been recognized, it is logical that ZHD’s position is to support the ZHD Share Tender Offer. Furthermore, the offer price under the ZHD Share Tender Offer is expected to be 348 Yen (provided if lower, (a) the amount that is the closing price of ZHD’s shares on the Tokyo Stock Exchange one business day before the start date of the ZHD Share Tender Offer, or (b) the simple average of the closing prices of ZHD’s shares during the one-month period prior to the start date of the ZHD Share Tender Offer, whichever is lower, discounted by 5% (disregarding any fractional amounts less than 1 yen), will apply). Neither ZHD nor the ZHD Special Committee have conducted a detailed analysis regarding the offer price under the ZHD Share Tender Offer. However, the ZHD Share Tender Offer is a discounted tender offer intended to transfer the Subject Shares of Shiodome Z Holdings to LINE, and is not intended as a tender offer to shareholders of ZHD generally, nor is the purpose of the ZHD Share Tender Offer to de-list ZHD. For those reasons, there is nothing that is unfair to minority shareholders concerning the ZHD Tender Offer.* Taking these factors into consideration, the ZHD Special Committee concluded that there is nothing that is unfair to minority shareholders* concerning the position of ZHD as of December 23, 2019 to support the ZHD Share Tender Offer if it is launched, and to maintain a position of neutrality as to whether all of the ZHD shareholders should participate in the ZHD Share Tender Offer.

*

The ZHD Special Committee has confirmed that “there is nothing that can be said to be unfair to minority shareholders” has the same meaning as “there is nothing that is unfair to minority shareholders.”

B)	Approval by all directors excluding interested directors

Given that ZHD directors Masayoshi Son, Ken Miyauchi, Kazuhiko Fujihara and Taku Oketani are also executive officers and employees of SoftBank (in addition, Fujihara is also the representative director of Shiodome Z Holdings), with a view toward eliminating any potential appearance of self-interested dealing from the ZHD board’s decision-making process with respect to the consideration of the Business Integration and the passage of related resolutions, those individuals are not participating in board meetings to deliberate on the ZHD Business Integration and also are not representing ZHD in discussions or negotiations with SoftBank. Similarly, ZHD’s representative director Kentaro Kawabe is also a director of SoftBank, and did not participate in the deliberations or voting on resolutions by SoftBank’s board with respect to the Business Integration, and is also not representing SoftBank in discussions or negotiations with ZHD. In addition, at the ZHD board meetings held on November 18, 2019 and today, all five board members (including auditors and directors) excluding Son, Miyauchi, Fujihara and Oketani, who are not participating in the deliberations or voting on resolutions on the Business Integration for the above reasons, were in attendance and unanimously passed a resolution approving the execution of the Integration MOU, Capital Alliance MOU, Definitive Integration Agreement and Capital Alliance Agreement.

(ii)	Measures taken to avoid conflict of interest for LINE

As set out in section 6(2) above, LINE has determined that there is a structural conflict of interest between NAVER and LINE’s minority shareholders in carrying out the Business Integration, and therefore, to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration, LINE obtained approval of all directors, other than interested directors, and the opinion of all corporate auditors that they had no objection before executing the Definitive Integration Agreement and the Capital Alliance Agreement.

Specifically, Hae Jin Lee is a director of LINE and is also the Global Investment Officer of NAVER, and in order to eliminate any potential appearance of self-interested dealing in the LINE board’s decision-making process concerning the evaluation and approval of the Business Integration, he did not participate in any evaluation or voting by the LINE board of directors with respect to the Business Integration, nor did he attend any discussions or negotiations with NAVER as a representative of LINE.

In addition, all seven directors of LINE excluding Hae Jin Lee, who for the reasons stated above is not participating in the evaluation or approval on the Business Integration, attended today’s board meeting and unanimously passed a resolution approving the execution of the Definitive Integration Agreement and the Capital Alliance Agreement. Furthermore, two of the three of LINE’s corporate auditors, excluding outside auditor Yoichi Namekata, who was absent for business reasons (all of them outside auditors) attended the above-referenced board meeting and, including the absent Namekata, received an explanation regarding the Business Integration prior to the above-referenced board meeting and indicated they have no objection to LINE entering into the Definitive Integration Agreement or the Capital Alliance Agreement.

As described in paragraph (6)(ii) above, LINE has determined that the Joint Tender Offer and the LINE Squeeze-out constitute transactions with controlling shareholders, as set forth in the Tokyo Stock Exchanges’ securities listing regulations, and took measures to ensure the appropriateness of the transaction terms and the fairness of the Business Integration procedures. Please refer to the LINE Position Press Release for details of the measures.

4.	Outline of the Parties

(i)	Merger

		Successor Absorption-type Demerger Company		Absorbed Demerger Company
(1)	Company name	LINE Corporation		Shiodome Z Holdings Co., Ltd.
(2)	Address	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo		9-1 Higashishinbashi 1-chome, Minato-ku, Tokyo
(3)	Title and name of representative	President and Representative Director Takeshi Idezawa		Representative Director Kazuhiko Fujihara
(4)	Lines of business

Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.

				Business preparation company
(5)	Capital	96,535 million yen		100 million yen
(6)	Founded	September 4, 2000		June 1, 2016
(7)	Number of outstanding shares	240,961,642 shares		200 shares
(8)	Fiscal year closed	December 31		March 31
(9)	Number of employees	(Non-consolidated) 1,903 (as of December 31, 2018)		5
(10)	Main customers	General customers, corporate body, etc.		Not applicable
(11)	Main relationship banks	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd.		Not applicable
(12)	Main shareholders and percentage of shareholdings	NAVER Corporation	72.64%	SoftBank Corp. (as of Sept. 30, 2019)	100%
		Moxley & Co LLC	3.64%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.11%
		Jungho Shin	1.97%
		Hae Jin Lee	1.90%
		BNY GCM Client Account JPRD AC ISG (FE-AC)	0.96%
		MLI For Client General Omni Non Collateral Non Treaty-PB	0.89%
		Goldman Sachs International	0.84%
		BNYM SA/NV for BNYM for BYNM GCM Client Accts M ILM FE	0.79%
		The Master Trust Bank Of Japan, Ltd. (Trust Account) (as of June 30, 2019)	0.70%

(13) Relationships of the Parties
Capital relationship	Not applicable
Personal relationship	Not applicable
Commercial relationship	Not applicable
Whether considered a related party	Not applicable
(14)	Earnings and financial position over the past 3 years
Fiscal year	LINE (consolidated)			Shiodome Z Holdings
	FY12/2016	FY12/2017	FY12/2018	FY3/2017	FY3/2018	FY3/2019
Total capital	¥161,023 million	¥189,977 million	¥208,514 million	¥37 million	¥52 million	¥20 million
Total assets	¥256,089 million	¥303,439 million	¥486,587 million	¥89 million	¥69 million	¥20 million
Equity attributable to parent company owners per share	¥738.53	¥779.30	¥833.87	¥183,415	¥259,357	¥99,070
Sales revenue	¥140,704 million	¥167,147 million	¥207,182 million	¥121 million	¥156 million	¥0 million
Operating profit	¥19,897 million	¥25,078 million	¥16,110 million	¥43 million	¥18 million	¥Δ27 million
Profit before taxes	¥17,990 million	¥18,145 million	¥3,354 million	¥43 million	¥18 million	¥Δ27 million
Net profit attributable to parent company owners	¥6,763 million	¥8,078 million	¥Δ3,718 million	¥6,763 million	¥8,078 million	¥Δ22 million
Basic net profit per share	¥34.84	¥36.56	¥Δ15.62	¥133,415	¥75,981	¥Δ110,326
Dividend per share	—	—	—	—	—	¥50,000

(ii)	Corporate Demerger

		The Company to be Split (as of September 30th, 2019)		LINE Successor (as of December 13, 2019 establishment date)
(1)	Company name	LINE Corporation		LINE Demerger Preparatory Company
(2)	Address	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo		1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo
(3)	Title and name of representative	President and Representative Director Takeshi Idezawa		Representative Director Takeshi Idezawa
(4)	Lines of business

Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.

				Business preparation company
(5)	Capital	96,535 million yen		1.5 million yen
(6)	Founded	September 4, 2000		December 13, 2019
(7)	Number of outstanding shares	240,961,642 shares		300 shares
(8)	Fiscal year closed	December 31		March 31
(9)	Number of employees	(Non-consolidated) 1,903 (as of December 31, 2018)		Not applicable
(10)	Main customers	General customers, corporate body, etc.		Not applicable
(11)	Main relationship banks	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd.		Not applicable
(12)	Main shareholders and percentage of shareholdings (as of June 30, 2019)	NAVER Corporation	LINE Corporation (tentative)	LINE Corporation	100%
		Moxley & Co LLC	3.64%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.11%
		Jungho Shin	1.97%
		Hae Jin Lee	1.90%
		BNY GCM Client Account JPRD AC ISG (FE-AC)	0.96%
		MLI For Client General Omni Non Collateral Non Treaty-PB	0.89%
		Goldman Sachs International	0.84%
		BNYM SA/NV for BNYM for BYNM GCM Client Accts M ILM FE	0.79%
		The Master Trust Bank Of Japan, Ltd. (Trust Account)	0.70%
(13)	Relationship of the Parties
	Capital relationship

On the date immediately following the date that the Corporate Demerger comes into effect, LINE will hold 100% of the shares of LINE Successor, and also on the date immediately following the date that the Corporate Demerger comes into effect, together with the Share Exchange, ZHD will hold 100% of the shares of LINE Successor.

	Personal relationship	Not applicable
	Commercial relationship	Not applicable
	Whether considered a related party	Not applicable

(14)	Earnings and financial position over the past 3 years
Fiscal year closed		LINE (demerger company (to be consolidated))
		FY2016	FY2017	FY2018
Total capital		¥161,023 million	¥189,977 million	¥208,514 million
Total assets		¥256,089 million	¥303,439 million	¥486,587 million
Equity attributable to the Company per share		¥738.53	¥779.30	¥833.87
Sales revenue		¥140,704 million	¥167,147 million	¥207,182 million
Sales profit		¥19,897 million	¥25,078 million	¥16,110 million
Pretax profit concerning going business		¥17,990 million	¥18,145 million	¥3,354 million
Net profit attributable to the Company’s shareholders (Δ means a loss)		¥6,763 million	¥8,078 million	¥ Δ3,718 million
Basic net profit per share (Δ means a loss)		¥34.84	¥36.56	¥ Δ15.62

(iii)	Share Exchange

		Parent of Wholly-owned Subsidiary by Share Exchange		Wholly-owned Subsidiary by Share Exchange (as of December 13, 2019 establishment date)
(1)	Company name	Z Holdings Corporation		LINE Demerger Preparatory Company
(2)	Address	1-3 Kioicho, Chiyoda-ku, Tokyo Tokyo Garden Terrace Kioicho		1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo
(3)	Title and name of representative	President and Chief Executive Officer Kentaro Kawabe		Representative Director Takeshi Idezawa
(4)	Lines of business	Management of Group companies and associated tasks		Business preparation company
(5)	Capital	237,404 million yen (as of September 30th)		1.5 million yen
(6)	Founded	January 31, 1996		December 13, 2019
(7)	Number of outstanding shares	4,822,417,565 shares		300 shares
(8)	Fiscal year closed	March 31		March 31
(9)	Number of employees	12,874 persons (as of March 31st 2019)		Not applicable
(10)	Main customers	General customers, corporate body, etc.		Not applicable
(11)	Main relationship banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Japan Net Bank Ltd. Crédit Agricole Corporate and Investment Bank Sumitomo Mitsui Trust Bank, Ltd.		Not applicable
(12)	Main shareholders and percentage of shareholdings (Note 1) (as of Sept. 30, 2019)	SoftBank Corp.	44.6%	LINE Corporation	100%
		State Street Bank and Trust Company 505325	3.0%
		SSBTC Client Omnibus Account	1.9%
		Japan Trustee Services Bank, Ltd. (trust account)	1.8%
		The Master Trust Bank of Japan, Ltd. (trust account)	1.8%
		Goldman, Sachs & Co Reg	1.7%
		JP Morgan Bank Luxembourg S.A. 1300000	1.5%
		JP Morgan Chase Bank 385632	1.2%
		BBH For Fidelity Low-Priced Stock Fund (Principal All Sector Subportfolio)	1.1%
		Japan Trustee Services Bank, Ltd. (9 trust accounts)	1.0%

(13) Relationships of the Parties
Capital relationship

On the date immediately following the date that the Corporate Demerger comes into effect, LINE will hold 100% of the shares of LINE Successor, and also on the date that the Corporate Demerger comes into effect, together with the Share Exchange, ZHD will hold 100% of the shares of LINE Successor.

Personal relationship	Nothing to report
Commercial relationship	Nothing to report
Whether considered a related party	Not applicable
(14)	Earnings and financial position over the past 3 years
Fiscal year	ZHD (consolidated)			LINE Successor (consolidated) (Note 2)
	FY3/2017	FY3/2018	FY3/2019	FY12/2016	FY12/2017	FY12/2018
Total capital	¥998,709 million	¥1,121,887 million	¥910,523 million	¥161,023 million	¥189,977 million	¥208,514 million
Total assets	¥1,534,212 million	¥2,516,633 million	¥2,429,601 million	¥256,089 million	¥303,439 million	¥486,587 million
Equity attributable to parent company owners per share	¥163.51	¥177.97	¥160.96	¥738.53	¥779.30	¥833.87
Sales revenue	¥853,730 million	¥897,185 million	¥954,714 million	¥140,704 million	¥167,147 million	¥207,182 million
Operating profit	¥192,049 million	¥185,810 million	¥140,528 million	¥19,897 million	¥25,078 million	¥16,110 million
Profit before taxes	¥193,475 million	¥193,177 million	¥123,370 million	¥17,990 million	¥18,145 million	¥3,354 million
Net profit attributable to parent company owners	¥136,589 million	¥131,153 million	¥78,677 million	¥6,763 million	¥8,078 million	¥Δ3,718 million
Basic net profit per share	¥23.99	¥23.04	¥14.74	¥34.84	¥36.56	¥Δ15.62
Dividend per share	¥8.86	¥8.86	¥8.86	—	—	—

(Note 1) In addition to the above, ZHD holds 60,021,000 treasury shares.

(Note 2) For LINE Successor, LINE’s operating results and financial condition are shown.

5.	Integrated Company

(1)	Summary (tentative)

(1) Name	Z Holdings Corporation
(2) Address	Kioi Tower, Tokyo Garden Terrace Kioicho 1-3 Kioicho, Chiyoda-ku, Tokyo
(3) Title and name of representative	Representative Director and Co-CEO, Takeshi Idezawa President, Representative Director and Co-CEO, Kentaro Kawabe
(4) Business	Management of group companies and associated tasks
(5) Capital	(To be decided)
(6) Fiscal year	(March 31)
(7) Net assets	(To be decided)
(8) Total assets	(To be decided)

(2)	Governance, Operation, Etc.

As set out in the Capital Alliance Agreement, ZHD and LINE agree to the governance and operations, etc., of the Integrated Company as summarized below.

(i)	Independence

The “JV Company” (which refers to LINE after the NAVER Party and SoftBank hold all of the voting rights at an equal percentage) and the Integrated Company will respect the independence and status of the Integrated Company as long as the Integrated Company’s listing is maintained by the JV Company, and confirm that it is important to make best efforts to represent the common interest of shareholders of the Integrated Company including its minority shareholders excluding the JV Company.

(ii)	Organizational structure

The number of directors of the Integrated Company shall be 10. Regarding the organizational structure and details of the Integrated Company, except as provided in the Capital Alliance Agreement, they will be determined by the Integrated Company with the goal of improving its corporate value, and this approach will be respected by the JV Company.

(iii)	Directors

Immediately following the effective date of the Share Exchange, two co-CEOs will be appointed, with Takeshi Idezawa as Representative Director and Co-CEO, and Kentaro Kawabe as President and Representative Director and Co-CEO. Immediately following the effective date of the Share Exchange, the other directors shall consist of Takao Ozawa, Taku Oketani, Jun Masuda and Shin Jungho, and four independent outside directors and audit and supervisory committee members (two of whom will be Tadashi Kunihiro and Rehito Hatoyama, with the remaining two to be determined by ZHD after taking the deliberations by and findings of the Nomination Committee of ZHD fully into account).

Thereafter, the directors of the Integrated Company shall consist of six people nominated by the JV Company (hereinafter “internal directors”) and four independent outside directors and members of the audit committee. However, when exercising the above right to nominate internal directors, the JV Company will discuss in advance with ZHD and the Nomination and Compensation Committee (as defined below), and when exercising voting rights in relation to proposals to appoint independent outside directors that are audit committee members, the reports of the Nomination and Compensation Committee shall be respected.

In the event that an internal director of the Integrated Company appointed by the JV Company is required to leave his post due to expiration of his term, resignation or some other reason, the JV Company will, accordance with the above, appoint new internal directors of the Integrated Company to replace the departing internal directors. In the event that the JV Company appoints any new internal director of the Integrated Company in accordance with the above, the Integrated Company will make its commercial best efforts to assist with the appointment of the new internal director of the Integrated Company, as promptly as reasonably possible from a business perspective.

The JV Company and the Integrated Company shall discuss and consult as necessary with respect to the number of directors and the ratio of independent outside to internal directors on the Integrated Company’s board, which shall take into consideration circumstances of any relevant discussion concerning the governance of listed companies ongoing at such time.

(iv)	Nomination and Compensation Committee

The Integrated Company shall establish a “Nomination and Compensation Committee” as an advisory committee reporting to the board of directors for the purpose of (i) the appointment and dismissal of directors, the president, CEO, representative director and chairman, and succession planning for the president and CEO, and (ii) to enhance the independence, objectivity and accountability of the determination of compensation and bonuses for directors and executives.

The Nomination and Compensation Committee shall consist of four independent outside directors and members of the audit committee and two internal directors, and the chairperson shall be an independent outside director. Regarding the appointment and dismissal of Nomination and Compensation Committee members, members shall be appointed by the approval of more than two-thirds of the directors in accordance with internal regulations, and when the board of directors considers a resolution involving appointment or dismissal the Integrated Company shall notify the JV Company of the details in advance. Immediately following the effective date of the Share Exchange, the two internal director members of the Nomination and Compensation Committee shall be Takeshi Idezawa and Kentaro Kawabe.

Resolutions of the Nomination and Compensation Committee shall be passed by a majority of committee members.

(v)	Product Committee

The Integrated Company, on the effective date of the Share Exchange, resolve at that board of directors’ meeting to establish a “Product Committee” as a subordinate committee reporting to the board of directors, as well as internal regulations relating to the establishment and operation, etc. of the Product Committee as set forth below, and at the same time, the Product Committee will make decisions on products provided by the Integrated Company Group, to the extent in compliance with applicable laws and regulations as well as internal regulations of the Integrated Company.

The Integrated Company will select the same number of people from each of YJ and LINE to serve as members of the Product Committee for a term of three years. The election and dismissal of Product Committee members will be determined by resolution of the board of directors in accordance with internal regulations. Immediately following the effective date of the Share Exchange, the Product Committee will consist of Shin Jungho, Takeshi Idezawa, Jun Masuda, Hwang In Joon, Park Euivin, Kentaro Kawabe, Takao Ozawa, Gen Miyazawa, Ryosuke Sakaue and Chiaki Fujimon.

The Integrated Company will appoint a Chief Product Officer (hereinafter “CPO”) from among the members of the Product Committee as the person in charge of the Product Committee for a term of three years. Regarding the appointment and dismissal of the CPO, these decisions shall require the approval of more than two-thirds of the directors in accordance with internal regulations, and when the board of directors consider a resolution involving appointment or dismissal the Integrated Company shall notify the JV Company of the details in advance. The CPO immediately following the effective date of the Share Exchange shall be Shin Jungho.

Decisions of the Product Committee will be made by a resolution of the majority of members of the Product Committee. However, where resolutions of the Product Committee are deadlocked, the final decision will be made by the CPO after considering the content of the deliberations.

The Product Committee will be responsible for the growth (including not only key performance indicators (KPIs), but also sales and profits.) of all products of the Integrated Company Group, and make important decisions throughout the Integrated Company Group regarding product planning and development, commencement and cessation, funding, sales budgets, expense budgets and personnel allocation, etc., in accordance with the business plan and other policies established by the board of directors. In addition, to avoid doubt, the same shall apply even after the integration of products, except where otherwise specified in the Capital Alliance Agreement. The Product Committee shall delegate to relevant departments the day-to-day decision-making on improvements and other matters related to product operations where approved by the Product Committee as being reasonable in view of operational efficiency.

The Product Committee shall agree on a policy regarding consolidating or differentiating overlapping products of ZHD Group and LINE Group (payment service, newsfeed, etc.) to maximize synergy from business integration of ZHD and LINE. For any products that will be consolidated, the process is required to be completed within three years of the effective date of the Share Exchange. If there are differences of opinion and the Product Committee cannot agree on a policy, the Product Committee will continue discussions until an agreement can be reached by a majority of all members. The CPO does not have the authority to make the final decision in this case.

There will be a separate discussion with respect to the specific role of the Product Committee with regard to the products of publicly-traded subsidiaries and affiliates of the Integrated Company (“Publicly-Traded Subsidiaries and Affiliates”). Autonomy of the Publicly-Traded Subsidiaries and Affiliates will be required to be considered in this discussion.

The JV Company and the Integrated Company should assess the progress of the ZHD and LINE Business Integration and determine, within three years of the effective date of the Share Exchange, how the Product Committee should be structured and managed so that it is most effective.

(vi)	Mid- to long-term business investments

Where it is commercially reasonable in terms of the corporate value of the Integrated Company, the Integrated Company shall have its board of directors make decisions, acting in accordance with applicable laws and regulations, regarding investments in products, primarily AI, for the purpose of increasing the Integrated Company Group’s competitiveness such that it makes mid- to long-term investments in products, especially AI, in an amount of approximately ¥100 billion on a cash basis each year.

The board of directors of the Integrated Company will develop specific plans regarding mid- to long-term investments. Once investment plans are finalized, amendments to the plans will require two-thirds of the directors with internal regulations to pass an amendment resolution. The Integrated Company will notify the JV Company before requesting the board to consider any changes to its investment plans.

Once the board of directors decide on making mid- to long-term investments and specific investment plans for them, the CPO will be responsible for working with relevant departments to execute those investment plans. The CPO will be required to periodically provide a report on the progress and the detailed results of investments to the board of directors.

(vii)	Dividends

The Integrated Company will maximize the common interest of its shareholders while maintaining or increasing the corporate value of the Integrated Company in the mid- to long-term. Provided the obligations under the Capital Alliance Agreement are met, using the previous fiscal year’s dividend amounts as a baseline to a certain extent while also taking into consideration the financial results for the relevant fiscal year, the Integrated Company is required to make best efforts to provide shareholder returns, including dividends, as long as it can maintain its financial health. The Integrated Company will consult with the JV Company before determining the amount of dividends for the fiscal year in which the effective date of the Share Exchange falls.

(viii)	Incentive policy

During the period between the execution date of the Capital Alliance Agreement and the effective date of the Share Exchange, taking into consideration the current incentive policy offered to the directors, officers and employees of LINE, the Integrated Company will continue to discuss and consider in good faith with LINE the introduction of, as a substitute for such policy, an incentive policy offered to directors, officers and employees of the LINE Group within the Integrated Company Group, and also make its utmost efforts to introduce a replacement incentive policy promptly on or after the effective date of the Share Exchange. ZHD (including as the Integrated Company following completion of the Transaction) will (i) in considering the introduction of such policy, sufficiently reflect the objectives of LINE’s three-year incentive policy (i.e., the stock compensation policy applicable for the three-year period starting from the fiscal year ending December 2019, which was based on the policy approved at a meeting of LINE’s board of directors held on February 26, 2019) to provide the eligible directors, officers and employees of the LINE Group with extensive opportunities to receive economic value generated through the improvement of corporate value and shareholder value in an equitable manner based on their performance and (ii) promptly on or after the effective date of the Share Exchange, as a substitute for LINE’s three-year incentive policy, the Integrated Company will introduce an incentive policy for the Integrated Company Group that is equivalent in scale (which shall be a stock option program that is approximately 10.8% of the total issued shares of LINE as of the execution date of the Capital Alliance Agreement or another program equivalent in scale).

(ix)	Actions requiring prior approval

The Integrated Company must obtain written agreement from the JV Company before taking part in any of the following actions.

1.	Changes to the articles of incorporation (unless the change is non-material in nature).

2.

Actions by the Integrated Company resulting in issuing new shares, share acquisition rights, or bonds with share acquisition rights (including disposition of treasury shares or treasury share acquisition rights), or otherwise granting or issuing the right to convert into or obtain those shares, if the JV Company will as a result thereof have no more than 50% of the voting rights of the Integrated Company on a fully diluted basis.

3.

Assigning, transferring, succeeding to, granting a security interest in, or otherwise disposing (“Transfers, etc.”) of stocks, assets, or business of the Integrated Company or its subsidiaries to a third party, other than an Integrated Company Group company, where the value exceeds one-fifth of the book-value total assets of the Integrated Company on a consolidated basis. (This excludes Transfers, etc. of stocks of publicly traded companies owned by the Integrated Company or its subsidiaries.)

(x)	Handling of ZHD shares held by the JV Company

If the JV Company intends to acquire or sell shares of the Integrated Company, and if doing so may result in any of the Integrated Company becoming delisted, the JV Company’s voting rights falling to 50% or less on a fully diluted basis, or a substantial impact on the operation of the Integrated Company, the JV Company and the Integrated Company must first consult with each other to discuss the appropriate handling of such shares.

6.	Concerning Terms Relating to Transactions with a Controlling Shareholder

(1) Applicability of Transaction with Controlling Shareholder, etc., and Conformity with Guidelines on Protecting Minority Shareholders

Shiodome Z Holdings corresponds to ZHD’s parent company, and the ZHD Share Tender Offer is a tender offer intended for the purpose of LINE acquiring the Subject Shares of ZHD owned by Shiodome Z Holdings, which makes this, for ZHD, a transaction with a controlling shareholder, etc., as prescribed in the Tokyo Stock Exchange’s securities listing regulations. Furthermore, SoftBank also corresponds to ZHD’s parent company, and it is expected that following the ZHD Share Tender Offer, the Merger and the JV Formation, LINE will also become a parent company of ZHD. The Transaction in principle is mutually agreed among ZHD and SoftBank and LINE, and once ZHD and the LINE Successor (as then the wholly-owned subsidiary of LINE) carry out the Share Exchange and it becomes effective, LINE will become a parent company of ZHD. ZHD has also concluded on such basis that this transaction is a transaction with a controlling shareholder, etc., as prescribed in the Tokyo Stock Exchange’s securities listing regulations. To ensure that it is carrying out its business in a fair and appropriate manner, ZHD has established “Rules on the Appropriateness of Transactions and Operations between the Company and its Parent Company, Subsidiaries, and Affiliates” that expressly prohibit transactions with the parent company, etc. that appear to be clearly more favorable or unfavorable compared to similar transactions, transactions with third parties, or are transactions to transfer profits or losses/risks from the parent company to the subsidiary.

With respect to the entering into of the Integration MOU, the Capital Alliance MOU, the Definitive Integration Agreement and the Capital Alliance Agreement, ZHD believes that it has made its decision in compliance with fair and appropriate procedures, after it took measures to ensure, as set out in sections 3(8)(i) and 3(8)(i) above, the protection of minority shareholders, and in accordance with the applicable rules. In addition, as set out in section 3(7)(i)A) above, the ZHD Special Committee submitted to the ZHD board of directors opinions dated November 18, 2019 and December 23, 2019, respectively, to the effect that the Transaction is not adverse to the interests of minority shareholders.

In addition, NAVER is the parent company of LINE, and (of the Transaction) the Joint Tender Offer together with the LINE Squeeze-Out constitute transactions with a controlling shareholder, under the securities listing regulations of the Tokyo Stock Exchange, for LINE. Please refer to the LINE Position Press Release regarding (i) guidelines concerning the minority shareholder protection policy when LINE carries out transactions with a controlling shareholder and (ii) compliance with such policy in relation to the Joint Tender Offer and the LINE Squeeze-Out.

(2) Provisions Relating to Measures to Ensure Public Integrity and Avoidance of Conflict of Interest

Please refer to sections 3(7) and 3(8) above.

Additional Information for US Investors regarding the Joint Tender Offer

In the United States, LINE will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer for securities of LINE within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934. Holders of the securities of LINE that are subject to any such tender offer are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by LINE will be available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by the bidders in any such tender offer, including a Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The respective financial advisors of SoftBank, NAVER, LINE or the LINE Special Committee as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares of LINE, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Joint Tender Offer (the “Tender Offer Period”) in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934 and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial advisor or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

Forward-Looking Statements

This press release contains forward-looking statements with respect to ZHD’s and LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Proposed Offer and the Proposed Transaction. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to ZHD and LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither ZHD nor LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect ZHD, LINE, the Joint Tender Offer or the Business Integration include, but are not limited to, those relating to:

1.	whether the Joint Tender Offer will be commenced or will close;

2.	the timing of the Joint Tender Offer;

3.

obtaining the requisite consents to the Joint Tender Offer and the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

4.	whether the conditions for the Joint Tender Offer and the Business Integration will be satisfied or waived;

5.

the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

6.	shareholder litigation in connection with the Joint Tender Offer or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

7.

the risks and uncertainties pertaining to ZHD and LINE’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the Joint Tender Offer or the Business Integration if they are commenced.

8. <Exhibit: Transaction Scheme Diagram>

Current status (As of today)
① Joint Tender Offer (Joint tender offer for LINE shares, etc.) And ② LINE Squeeze-out Procedure
①

SoftBank and the NAVER Party will conduct the Joint Tender Offer for the purpose of taking LINE private. SoftBank and the Naver Party are aiming to commence the Joint Tender Offer sometime between May to June 2020, and they plan to make the Tender Offer Period at least 30 business days. The aggregate amount of the purchase price is expected to be approximately 372 billion yen, and SoftBank and NAVER will purchase 50% each.

②

In the event that the Joint Tender Offer is completed and all of the Subject Shares have not been acquired in the Joint Tender Offer, the LINE Squeeze-out will be carried out to take LINE private and to make SoftBank and the NAVER the only shareholders of LINE, and will provide other LINE shareholders with the same amount as the Tender Offer price in the Joint Tender Offer.

③ ZHD Share Tender Offer And ④ Bond Issuance (Issuance of corporate bond by LINE)
③

The ZHD Share Tender Offer will be conducted for the purpose of acquiring all ZHD shares held by Shiodome Z Holdings. The plan is to commence the Tender Offer for ZHD shares in early September 2020, but it is difficult to accurately predict the amount of time required for procedures with competition authorities in Japan and abroad, and therefore, the detailed schedule of the ZHD Share Tender Offer will be announced as soon as they are finalized. In addition, the aggregate amount of the purchase price will be the number of shares to be purchased (2,125,366,950 shares) multiplied by the tender offer price (348 yen (or the lower of (a) the closing price of the Subject Shares on the First Section of the Tokyo Stock Exchange on the business day before the date of commencement of the ZHD Share Tender Offer or (b) the simple average closing price over the past one month to the same date, discounted by 5% (rounded down to the nearest yen), whichever is less); however, the specific amount is still to be finalized.

④

Prior to the settlement of the ZHD Share Tender Offer, LINE will carry out the Bond Issuance in order to secure the purchase funds for the ZHD Share Tender Offer. SoftBank and NAVER have agreed that the amount to be paid for the Bond Issuance will be equivalent to the aggregate amount of the purchase price in the ZHD Share Tender Offer.

⑤ Merger (Merger of Shiodome Z Holdings and LINE) And ⑥ JV Formation Transaction (To adjust the voting rights ratio in LINE held by SoftBank and the NAVER Party to 50:50)
⑤

After settlement of the ZHD Share Tender Offer, an absorption-type demerger will be carried out to make LINE the successor absorption-type demerger company and Shiodome Z Holdings the absorbed demerger company. As consideration in exchange for acquiring all of the issued and outstanding shares of Shiodome Z Holdings, LINE intends to issue 180,882, 293 new common shares, based on the number of issued and outstanding shares of LINE and ZHD as of September 30, 2019 (excluding treasury shares) and allocate and deliver them all to SoftBank as the parent company of Shiodome Z Holdings, to effect the Merger. The Merger is scheduled to be effective in October 2020.

⑥

By the day before the settlement start date of the ZHD Share Tender Offer, SoftBank and the NAVER Party will undertake a shareholding adjustment transaction from SoftBank to the NAVER Party in order to make the ratio of voting rights in LINE held by SoftBank and the NAVER Party 50:50. As a result of the JV Formation, LINE will become a consolidated subsidiary of SoftBank.

⑦ Corporate Demerger (Demerger by LINE of all of its business to the LINE Successor)
⑦

At the same time as the Merger becomes effective, LINE will contribute all of its business (except for the status, rights, and obligations in connection with the contracts entered into by LINE with respect to the shares in ZHD and the Business Integration and any other rights and obligations specified in the Corporate Demerger) to the LINE Successor. The Corporate Demerger is scheduled to be effective in October 2020.

⑧ Share Exchange (Share exchange between ZHD and LINE)
⑧

After the Corporate Demerger becomes effective, a share exchange will be conducted with ZHD shares as consideration whereby ZHD becomes the wholly owning parent company and the LINE Successor becomes the wholly owned subsidiary company. The exchange ratio for the Share Exchange (allotted ratio of ZHD shares to be exchanged for one share of the LINE Successor) is 11.75, and the Share Exchange is scheduled to be effective in October 2020.

After the Business Integration